ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

Colleen Bathen Meyer T +1 415 315 6366 F +1 415 315 4819 colleen.meyer@ropesgray.com

August 18, 2011

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Babson Capital Global Floating Rate & Income Fund (File Nos. 333-174430, 811-22562)

Ladies and Gentlemen:

We are filing today via EDGAR, on behalf of Babson Capital Floating Rate & Income Fund (the “Fund”), Pre-Effective Amendment No. 1 to the Fund’s registration statement on Form N-2 (File Nos. 333-174430, 811-22562) pursuant to the Securities Act of 1933, as amended (Amendment No. 1 pursuant to the Investment Company Act of 1940, as amended) (the “PEA”).

This PEA is being filed for the purposes of responding to comments from the Staff of the Securities and Exchange Commission and to make certain other changes. We are also providing, under separate cover and contemporaneously herewith, a letter setting forth the Fund’s responses to such comments.

No fees are required in connection with this filing. Please direct any questions regarding this filing to me at (415) 315-6366, or, in my absence, to Jacob Comer at (617) 951-7913 or Brian McCabe at (617) 951-7801. Thank you for your attention in this matter.

Sincerely,

/s/ Colleen B. Meyer

Colleen B. Meyer

cc:	Christopher DeFrancis Janice Bishop Brian D. McCabe Jacob Comer